EXHIBIT 21.1

SUBSIDIARIES OF DOUGLAS ELLIMAN INC.

ENTITY NAME	JURISDICTION OF ORGANIZATION
DER Holdings LLC	DE
Douglas Elliman of California, Inc.	CA
Douglas Elliman Realty, LLC	NY
Douglas Elliman Florida LLC d/b/a Douglas Elliman Real Estate	FL
Douglas Elliman of LI, LLC d/b/a Douglas Elliman Real Estate	NY
Douglas Elliman, LLC d/b/a Douglas Elliman Real Estate	DE

    Not included above are other subsidiaries which, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary, as such term is defined by Rule 1-02(w) of Regulation S-X.